REGISTRATION NO. 333-165516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO.8
TO
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

USA TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

7359
(Primary Standard Industrial Classification Code Number)

23-2679963
(I.R.S. Employer Identification Number)

100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355
(610) 989-0340
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Stephen P. Herbert
Chief Executive Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355
(610) 989-0340
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Douglas M. Lurio, Esquire
Lurio & Associates, P. C.
One Commerce Square
2005 Market Street, Suite 3120
Philadelphia, PA 19103-7015
(215) 665-9300

(Approximate date of proposed sale to the public)
From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED October 7, 2013

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

USA TECHNOLOGIES, INC.

1,970,612 shares of Common Stock

THE OFFERING

This prospectus relates to the issuance by USA Technologies, Inc. (referred to herein as the “Company”, “USA Technologies”, or “we”, “us”, or “our”) of up to 1,970,612 shares of its common stock issuable upon exercise of warrants that are trading on the NASDAQ Global Market under the symbol “USATZ” (the “USATZ Warrants”).

Each USATZ Warrant entitles the holder to purchase one share of common stock at the exercise price of $1.13 per share through December 31, 2013. The USATZ Warrants were issued by the Company pursuant to a registered offering to the public of common stock and related warrants that closed on May 12, 2010. As of October 4, 2013, a total of 1,970,612 shares underlie USATZ Warrants that have not been exercised.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is currently quoted on The NASDAQ Global Market under the symbol “USAT.” On October __, 2013, the closing price of our common stock was $____ per share. The shares of common stock offered pursuant to this prospectus, and which are to be issued upon exercise of the USATZ Warrants, will upon issuance be listed for quotation on The NASDAQ Global Market.

INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. Please refer to “Risk Factors” beginning on page 8 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October __, 2013.

PROSPECTUS SUMMARY

Our Company

USA Technologies, Inc. (the “Company”, “We”, “USAT”, or “Our”) was incorporated in the Commonwealth of Pennsylvania in January 1992. We are a provider of technology-enabled solutions that facilitate electronic payment transactions and value-added services primarily within the unattended Point of Sale (“POS”) market. We are a leading provider in the small ticket, beverage and food vending industry and are expanding our solutions to other unattended market segments such as amusement, commercial laundry, kiosk and others. Since our founding, we have designed and marketed systems and solutions that facilitate electronic payment options, as well as telemetry and machine-to-machine (“M2M”) services which include the ability to remotely monitor, control, and report on the results of distributed assets containing our electronic payment solutions. Historically, these distributed assets have relied on cash for payment in the form of coins or bills, whereas, our systems allow them to accept cashless payments such as through the use of credit or debit cards and contactless forms, such as mobile payment.

We derive the majority of our revenues from license and transaction fees related to our ePort Connect service. Connections to our service stem from the sale or lease of our POS electronic payment devices or certified payment software or the servicing of similar third-party installed POS terminals. The majority of ePort Connect customers pay a monthly fee plus a blended transaction rate on the transaction dollar volume processed by the Company. Customers with higher expected transaction rates might pay a lower or no ePort Connect monthly fee, but a higher blended transaction rate on dollar volume processed by the Company. Connections to the ePort Connect service, therefore, are the most significant driver of the Company’s revenues, particularly revenues from license and transaction fees.

As of June 30, 2013, the Company had approximately 214,000 connections to its ePort Connect service, compared to approximately 164,000 connections as of June 30, 2012, representing a 30% increase. During the year ended June 30, 2013, the Company processed approximately 129 million cashless transactions totaling approximately $219 million in transaction dollars, representing a 26% increase in transaction volume and a 28% increase in dollars processed from the 103 million cashless transactions totaling approximately $171 million during the previous fiscal year ended June 30, 2012.

New customers added to our ePort® Connect service during the fiscal year ended June 30, 2013 totaled 1,750, bringing the total number of such customers to approximately 5,050 as of June 30, 2013. We count a customer as a new customer upon the signing of their ePort Connect service agreement. When a reseller sells our ePort, we count a customer as a new customer upon the signing of the applicable services agreement with the customer.

Our Business

Our solutions have been designed to simplify the transition to cashless for traditionally cash-only based businesses. As such, they are turnkey and include our comprehensive ePort Connect service and POS electronic payment devices or certified payment software able to process traditional magnetic stripe credit and debit cards, contactless credit and debit cards and mobile payments. Services through ePort Connect are maintained on our proprietary operating systems and include deployment planning, merchant account setup on behalf of the customer, automatic processing and settlement, sales reporting, 24x7 customer support and value-added, optional services. In addition, the functionality of our solutions include the flexibility to execute a variety of payment applications on a single system, transaction security, connectivity options, compliance with certification standards, and centralized, accurate, real-time sales and inventory data to manage distributed assets (wireless telemetry and M2M).

Our customers range from global food service organizations to small operators primarily in the self-serve, small ticket retail markets including beverage and food vending, amusement and arcade, commercial laundry, car wash, tolls, and various other self-serve kiosk applications; and equipment developers or manufacturers who incorporate our ePort Connect service into their product offerings.

The Company also manufactures and sells energy management products that reduce the electrical power consumption of equipment, such as refrigerated vending machines and glass front coolers, thus reducing the electrical energy costs associated with operating this equipment. We derive equipment revenues through the sale of our energy management products both in the United States and in approximately seven countries worldwide.

We have a reliable history in cashless payments and a recognized brand name, value proposition for our customers and reputation of innovation in our product and services. We believe that the foregoing positions allow us to capitalize on industry trends.

Industry

We operate primarily in the small ticket electronic payments industry and, more specifically, the unattended POS market. We also have the ability to accept cashless payment “on the go” through mobile-based payment services, which are generally higher ticket transactions. Our solutions facilitate electronic payments in industries that have traditionally relied on cash transactions. We believe the following industry trends will drive growth in demand for electronic payment systems in general and more specifically within the markets we serve:

■	the shift toward electronic payment transactions and away from cash and checks;

■	the increase in both consumer and merchant/operator demand for electronic transaction functionality; and

■	improving POS technology and NFC equipped mobile phone payment technology.

Customers for our energy management products also include energy utility companies and operators of glass front coolers.

Corporate Information

Our principal executive offices are located at 100 Deerfield Lane, Suite 140, Malvern, Pennsylvania 19355. Our telephone number is (610) 989-0340. Our web site is www.usatech.com. Information on our website is not incorporated in this prospectus and is not a part of this prospectus.

ABOUT OUR OFFERING

This prospectus relates to the issuance by the Company of up to 1,970,612 shares of common stock issuable upon the exercise of USATZ Warrants.

Each USATZ Warrant entitles the holder to purchase one share of common stock at the exercise price of $1.13 per share through December 31, 2013.

Based upon the 33,555,973 shares of common stock outstanding as of October 4, 2013, and assuming all of the USATZ Warrants are exercised for an aggregate of 1,970,612 shares, we would have 35,526,585 shares outstanding.

We would receive proceeds of $1.13 from the exercise of each USATZ Warrant. Assuming that all of the USATZ Warrants are exercised, we would receive an aggregate of $2,226,792.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the anticipated financial and operating results of the Company. For this purpose, forward-looking statements are any statements contained herein and in the documents incorporated by reference herein that are not statements of historical fact and include, but are not limited to, those preceded by or that include the words, “estimate,” “could,” “should,” “would,” “likely,” “may,” “will,” “plan,” “intend,” “believes,” “expects,” “anticipates,” “projected,” or similar expressions. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Actual results or business conditions may differ materially from those projected or suggested in forward-looking statements as a result of various factors including, but not limited to, those described in the “Risk Factors” section of this prospectus and the documents incorporated herein by reference. We cannot assure you that we have identified all the factors that create uncertainties. Moreover, new risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Any forward-looking statement made by us in this prospectus or in the documents incorporated by reference herein speaks only as of the date of such document. Unless required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events.

RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We have a history of losses since inception and if we continue to incur losses, the price of our shares can be expected to fall.

We experienced losses from inception through June 30, 2012, with net income for the year ended June 30, 2013. However, continued profitability is not assured. From our inception through June 30, 2013, our cumulative losses from operations are approximately $198 million. For our fiscal years ended June 30, 2012 and 2011, we incurred net losses of $5,211,238 and $6,457,067, respectively, due primarily to the fact that our revenues have not been sufficient to sustain our operations. For the year ended June 30, 2013, we earned net income of $854,123. If we incur losses in the future, the price of our common stock can be expected to fall.

The occurrence of unusual or unanticipated non-operational expenses may require us to divert our cash resources from achieving our business plan, adversely affecting our financial performance and resulting in the decline of our stock price.

Our fiscal year 2014 business plan assumes that no material unusual or unanticipated non-operational expenses would be incurred by us. In the event we would incur any such expenses, we would anticipate diverting our cash resources from our JumpStart program in order to fund any such expenses. During the fiscal year ending June 30, 2014, we anticipate utilizing substantial cash resources in connection with the JumpStart program. Any such reduction may cause our anticipated connections, revenues, gross profits, Adjusted EBITDA, and other financial metrics for the 2014 fiscal year and beyond to be materially adversely affected. In such event, the price of our common stock could be expected to fall.

We may require additional financing or find it necessary to raise capital to sustain our operations and without it we may not be able to achieve our business plan.

At June 30, 2013, we had working capital deficit of $(1,290,504). We had operating cash flows of $6,038,952, $78,236, and ($908,227), for the fiscal years ended June 30, 2013, 2012, and 2011, respectively, reflecting a reclassification of cash used for acquisition of property for the JumpStart Program. Although we believe that we have adequate existing resources to provide for our funding requirements through at least July 1, 2014, there can be no assurances that we will be able to continue to generate sufficient funds thereafter. Unless we maintain or grow our current level of operations and maintain or reduce the number of JumpStart connections, we may need additional funds to continue these operations. We may also need additional capital to update our technology or respond to unusual or unanticipated non-operational events. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

Our future operating results may fluctuate.

Our future operating results will depend significantly on our ability to continue to drive revenues from license and transaction fees and our ability to develop and commercialize new products and services. Our operating results may fluctuate based upon many factors, including:

●	fluctuations in revenue generated by our business;
●	fluctuations in operating expenses;
●	our ability to establish or maintain effective relationships with significant partners and suppliers on acceptable terms;
●	the amount of debit or credit card interchange rates that are charged by Visa and MasterCard;
●	the fees that we charge our customers for processing services;
●	the successful operation of our network;
●	the commercial success of our customers, which could be affected by such factors as general economic conditions;
●	the level of product and price competition;
●	the timing and cost of, and our ability to develop and successfully commercialize, new or enhanced products and services;
●	activities of, and acquisitions or announcements by, competitors; and
●	the impact from any impairment of inventory, goodwill, fixed assets or intangibles.

Our products may fail to gain substantial increased market acceptance. As a result, we may not generate sufficient revenues or profit margins to achieve our financial objectives or growth plans.

There can be no assurances that demand for our products will be sufficient to enable us to generate sufficient revenue or become profitable on a sustainable basis. Likewise, no assurance can be given that we will be able to have a sufficient number of ePorts® connected to our network or sell equipment utilizing our network to enough locations to achieve significant revenues. Alternatively, the locations which utilize the network may not be successful locations and our revenues would be adversely affected. We may lose locations utilizing our products to competitors, or may not be able to install our products at competitors’ locations, or may not obtain future locations which would be obtained by our competitors. In addition, there can be no assurance that our products could evolve or be improved to meet the future needs of the marketplace. In any such event we may not be able to achieve our growth plans, including anticipated connections and revenue growth.

We may be required to incur further debt to meet future capital requirements of our business, including funding our JumpStart program. Should we be required to incur additional debt, the restrictions imposed by the terms of such debt could adversely affect our financial condition and our ability to respond to changes in our business.

If we incur additional debt, we may be subject to the following risks:

●	our vulnerability to adverse economic conditions and competitive pressures may be heightened;
●	our flexibility in planning for, or reacting to, changes in our business and industry may be limited;
●	our debt covenants may affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;
●	a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore, may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing;
●	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets and make certain investments;
●	a significant portion of our cash flows could be used to service our indebtedness;
●	we may be sensitive to fluctuations in interest rates if any of our debt obligations are subject to variable interest rates; and
●	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

We cannot assure you that our leverage and such restrictions will not materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. In addition, we cannot assure you that additional financing will be available when required or, if available, will be on terms satisfactory to us.

The loss of one or more of our key customers could significantly reduce our revenues, results of operations, and net income.

We have derived, and believe we may continue to derive, a significant portion of our revenues from a limited number of large customers. Approximately 41% and 46% of the Company’s trade accounts and finance receivables at June 30, 2013 and 2012, respectively, were concentrated with one and two customer(s), respectively. Approximately 37%, 43%, and 48% of the Company’s license and transaction processing revenues for the years ended June 30, 2013, 2012, and 2011, respectively, were concentrated with two customers: 26%, 25%, and 23%, respectively, with the first customer; and 11%, 18%, and 25%, respectively, with the second customer. In August 2013, at the request of the second customer referred to in the prior sentence, we ceased providing ePort Connect services for 10,890 ePort devices which had previously been purchased from us by such customer. We believe that the customer made such a request as a result of the customer developing its own product and service. We continue to provide ePort Connect services to this customer for additional ePorts purchased from us by the customer. The loss of this or any other large customer could adversely affect our results of operations or growth plans.

Our customers may buy less of our products or services depending on their own technological developments, end-user demand for our products and internal budget cycles. A major customer in one year may not purchase any of our products or services in another year, which may negatively affect our financial performance. If we are required to sell products to any of our large customers at reduced prices or unfavorable terms, our results of operations and revenue could be materially adversely affected. Further, there is no assurance that our customers will continue to utilize our transaction processing and related services as our customer agreements are generally cancelable by the customer on thirty to sixty days’ notice.

We depend on our key personnel and if they would leave us, our business could be adversely affected.

We are dependent on key management personnel, particularly the Chairman and Chief Executive Officer, Stephen P. Herbert and our Chief Financial Officer, David DeMedio. The loss of services of Mr. Herbert or Mr. DeMedio or other officers could dramatically affect our business prospects. Our executive officers and certain of our officers and employees are particularly valuable to us because:

●	they have specialized knowledge about our company and operations;
●	they have specialized skills that are important to our operations; or
●	they would be particularly difficult to replace.

We have entered into an employment agreement with Mr. Herbert that expires on January 1, 2014 and with Mr. DeMedio which expires on June 30, 2014, each of which contains confidentiality and non-compete agreements. We have obtained a key person life insurance policy in the amount of $1,000,000 on Mr. Herbert. We do not have and do not intend to obtain key person life insurance coverage on any other officers.

We also may be unable to retain other existing senior management, sales personnel, and development and engineering personnel critical to our ability to execute our business plan, which could result in harm to key customer relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs.

Our dependence on proprietary technology and limited ability to protect our intellectual property may adversely affect our ability to compete.

Challenge to our ownership of our intellectual property could materially damage our business prospects. Our technology may infringe upon the proprietary rights of others. Our ability to execute our business plan is dependent, in part, on our ability to obtain patent protection for our proprietary products, maintain trade secret protection and operate without infringing the proprietary rights of others.

Through June 30, 2013, we had 6 pending United States and foreign patent applications, and intend to file applications for additional patents covering our future products, although there can be no assurance that we will do so. In addition, there can be no assurance that we will maintain or prosecute these applications. The United States Government and other countries have granted us 86 patents as of June 30, 2013. There can be no assurance that:

●	any of the remaining patent applications will be granted to us;
●	we will develop additional products that are patentable or do not infringe the patents of others;
●	any patents issued to us will provide us with any competitive advantages or adequate protection for our products;
●	any patents issued to us will not be challenged, invalidated or circumvented by others; or
●	any of our products would not infringe the patents of others.

If any of the products are found to have infringed any patent, there can be no assurance that we will be able to obtain licenses to continue to manufacture and license such product or that we will not have to pay damages as a result of such infringement. Even if a patent application is granted for any of our products, there can be no assurance that the patented technology will be a commercial success or result in any profits to us.

If we are unable to adequately protect our proprietary technology, third parties may be able to compete more effectively against us, which could result in the loss of customers and our business being adversely affected. Patent and proprietary rights litigation entails substantial legal and other costs, and diverts Company resources as well as the attention of our management. There can be no assurance we will have the necessary financial resources to appropriately defend or prosecute our rights in connection with any such litigation.

Competition from others could prevent the Company from increasing revenue and achieving its growth plans.

While we are a leading provider and believe we have the largest installed base of unattended POS electronic payment systems in the small ticket, beverage and food vending industry, during the last fiscal year our competitors have begun to increasingly and actively market products and services that compete with our products and services in this vending space. The competition includes manufacturers who may include in their new vending machines their own (or another third party’s) cashless payment systems and services other than our systems and services. While we believe our products and services are superior to our competitors, many of our competitors are much larger enterprises and have substantially greater revenues. In addition to these competitors, there are also numerous credit card processors that offer card processing services to traditional retail establishments that could decide to offer similar services to the industries that we serve. Competition from other companies, including those that are well established and have substantially greater resources, may reduce our profitability or reduce our business opportunities. Competition may result in lower profit margins on our products or may reduce potential profits or result in a loss of some or all of our customer base. To the extent that our competitors are able to offer more attractive technology, our ability to compete could be adversely affected.

The termination of any of our relationships with third parties upon whom we rely for supplies and services that are critical to our products could adversely affect our business and delay achievement of our business plan.

We depend on arrangements with third parties for a variety of component parts used in our products. We have contracted with various suppliers to assist us to develop and manufacture our ePort® products. For other components, we do not have supply contracts with any of our third-party suppliers and we purchase components as needed from time to time. We have contracted with DBSi to host our network in a secure, 24/7 environment to ensure the reliability of our network services. We also have contracted with multiple land-based telecommunications providers to ensure the reliability of our land-based network. If these business relationships are terminated, the implementation of our business plan may be delayed until an alternative supplier or service provider can be retained. If we are unable to find another source or one that is comparable, the content and quality of our products could suffer and our business, operating results and financial condition could be harmed.

A disruption in the manufacturing capabilities of our third-party manufacturers, suppliers or distributors would negatively impact our ability to meet customer requirements.

We depend upon third-party manufacturers, suppliers and distributors to deliver components free from defects, competitive in functionality and cost, and in compliance with our specifications and delivery schedules. Since we generally do not maintain large inventories of our products or components, any termination of, or significant disruption in, our manufacturing capability or our relationship with our third-party manufacturers or suppliers may prevent us from filling customer orders in a timely manner.

We have occasionally experienced, and may in the future experience, delays in delivery of products and delivery of products of inferior quality from third-party manufacturers. Although alternate manufacturers and suppliers are generally available to produce our products and product components, the number of manufacturers or suppliers of some of our products and components is limited, and a qualified replacement manufacturer or supplier could take several months. In addition, our use of third-party manufacturers reduces our direct control over product quality, manufacturing timing, yields and costs. Disruption of the manufacture or supply of our products and components, or a third party manufacturer’s or supplier’s failure to remain competitive in functionality, quality or price, could delay or interrupt our ability to manufacture or deliver our products to customers on a timely basis, which would have a material adverse effect on our business and financial performance.

Substantially all of the network service contracts with our customers are terminable for any or no reason upon thirty to sixty days’ advance notice.

Substantially all of our customers may terminate their network service contracts with us for any or no reason upon providing us with thirty or sixty days’ advance notice. Accordingly, consistent demand for and satisfaction with our products by our customers is critical to our financial condition and future success. Problems, defects, or dissatisfaction with our products or services could cause us to lose a substantial number of our customers with minimal notice. If a substantial number of our customers were to exercise their termination rights, it would result in a material adverse effect to our business, operating results, and financial condition.

Our reliance on our wireless telecommunication service provider exposes us to a number of risks over which we have no control, including risks with respect to increased prices and termination of essential services.

The operation of our wirelessly networked devices depends upon the capacity, reliability and security of services provided to us by our wireless telecommunication services providers, AT&T Mobility and Verizon Wireless. We have no control over the operation, quality or maintenance of these services or whether the vendor will improve its services or continue to provide services that are essential to our business. In addition, subject to our existing contracts with them, our wireless telecommunication services providers may increase their prices, which would increase our costs. If our wireless telecommunication services providers were to cease to provide essential services or to significantly increase prices, we could be required to find alternative vendors for these services. With a limited number of vendors, we could experience significant delays in obtaining new or replacement services, which could lead to slowdowns or failures of our network. In addition, we may have to replace our existing ePort® devices that are already installed in the marketplace and which are utilizing the existing vendor’s services. This could significantly harm our reputation and could cause us to lose customers and revenues.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions and write downs and adversely affect our financial results.

Managing the proper inventory levels for components and finished products is challenging. In formulating our product offerings, we have focused our efforts on providing products with greater capability and functionality, which requires us to develop and incorporate the most current technologies in our products. This approach tends to increase the risk of obsolescence for products and components we hold in inventory and may compound the difficulties posed by other factors that affect our inventory levels, including the following:

●	the need to maintain significant inventory of components that are in limited supply;
●	buying components in bulk for the best pricing;
●	responding to the unpredictable demand for products;
●	responding to customer requests for short lead-time delivery schedules; and
●	failure of customers to take delivery of ordered products.

If we accumulate excess or obsolete inventory, price reductions and inventory write-downs may result, which could adversely affect our results of operation and financial condition.

We may not be able to adapt to changing technology and our customers’ technology needs.

We face rapidly changing technology and frequent new service offerings that can render existing services obsolete or unmarketable. Our future depends, in part, on our ability to enhance existing services and to develop, introduce and market, on a timely and cost effective basis, new services that keep pace with technological developments and customer requirements. Developing new products and technologies is a complex, uncertain process requiring innovation and accurate anticipation of technological and market trends. When changes to the product line are announced, we will be challenged to manage possible shortened life cycles for existing products and continue to sell existing products. Our inability to respond effectively to any of these challenges may have a material adverse effect on our business and financial success.

Security is vital to our customers and therefore breaches in the security of transactions involving our products or services could adversely affect our reputation and results of operations.

Protection against fraud is of key importance to purchasers and end-users of our products. We incorporate security features, such as encryption software and secure hardware, into our products to protect against fraud in electronic payment transactions and to ensure the privacy and integrity of consumer data. We design and test our products to high security standards and our products and methodologies are under constant review and improvement. We also maintain the highest level PCI validation standard as mandated by the card industry and engage third party auditors not only to ensure that we meet the highest industry standards, but also to advise us on improving our security methods. Nevertheless, our products may be vulnerable to breaches in security due to defects in our security mechanisms, the operating system and applications in our hardware platform. Security vulnerabilities could jeopardize the security of information transmitted or stored using our products. In general, liability associated with security breaches of a certified electronic payment system belongs to the institution that acquires the financial transaction. However, if the security of the information in our products is compromised, our reputation and marketplace acceptance of our products will be adversely affected, which would adversely affect our results of operations, and subject us to potential liability. If our security applications are breached and sensitive data is lost or stolen, we could incur significant costs to not only assess and repair any damage to our systems, but also to reimburse customers for losses that occur from the fraudulent use of the data. We may also be subject to fines and penalties from the credit card associations in the event of the loss of confidential card information.

Our products and services may be vulnerable to security breach.

Credit card issuers have promulgated credit card security guidelines as part of their ongoing efforts to battle identity theft and credit card fraud. We continue to work with credit card issuers to assure that our products and services comply with these rules. There can be no assurances, however, that our products and services are invulnerable to unauthorized access or hacking. When there is unauthorized access to credit card data that results in financial loss, there is the potential that parties could seek damages from us.

If we fail to adhere to the standards of the Visa and MasterCard credit card associations, our registrations with these associations could be terminated and we could be required to stop providing payment processing services for Visa and MasterCard.

Substantially all of the transactions handled by our network involve Visa or MasterCard. If we fail to comply with the applicable requirements of the Visa and MasterCard credit card associations, Visa or MasterCard could suspend or terminate our registration with them. The termination of our registration with them or any changes in the Visa or MasterCard rules that would impair our registration with them could require us to stop providing payment processing services through our network. In such event, our business plan and/or competitive advantages in the market place could be materially adversely affected.

We rely on other card payment processors; if they fail or no longer agree to provide their services, our customer relationships could be adversely affected and we could lose business.

We rely on agreements with other large payment processing organizations, primarily Elavon, Inc. (“Elavon”), to enable us to provide card authorization, data capture, settlement and merchant accounting services and access to various reporting tools for the customers we serve. Many of these organizations are our competitors and our agreements are subject to termination by them. The termination by our card processing providers of their arrangements with us or their failure to perform their services efficiently and effectively may adversely affect our relationships with the customers whose accounts we serve and may cause those customers to terminate their processing agreements with us.

We are subject to laws and regulations that affect the products, services and markets in which we operate. Failure by us to comply with these laws or regulations would have an adverse effect on our business, financial condition, or results of operations.

We are, among other things, subject to banking regulations and credit card association regulations. Failure to comply with these regulations may result in the suspension of our business, the limitation, suspension or termination of service, and/or the imposition of fines that could have an adverse effect on our financial condition. Additionally, changes to legal rules and regulations, or interpretation or enforcement thereof, could have a negative financial effect on us or our product offerings. To the extent this occurs, we could be subject to additional technical, contractual or other requirements as a condition of our continuing to conduct our payment processing business. These requirements could cause us to incur additional costs, which could be significant, or to lose revenues to the extent we do not comply with these requirements.

New legislation could be enacted regulating the basis upon which interchange rates are charged for debit or credit card transactions, which could increase the debit or credit card interchange fees charged by bankcard networks. An example of such legislation is the so-called “Durbin Amendment,” to the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010. The Durbin Amendment regulates the basis upon which interchange rates for debit card transactions are made to ensure that interchange rates are “reasonable and proportionate to costs.” Pursuant to regulations that were promulgated by the Federal Reserve, Visa and MasterCard have significantly increased their interchange fees for small ticket debit card transactions.

On October 12, 2011, the Company and Visa entered into a one-year agreement (the “Visa Agreement”) pursuant to which Visa has agreed to make available to the Company reduced interchange fees for debit card transactions. The interchange reimbursement fees made available to the Company will allow the Company to continue to accept Visa’s debit products without adversely impacting the Company’s historical gross profit from license and transaction fee revenues. On October 9, 2012, the Company and Visa entered into a First Amendment to extend the terms of the original agreement to October 31, 2013, which automatically renewed for one year through October 31, 2014. If the Visa Agreement is not extended, our financial results would be materially adversely affected unless we are able to pass these significant additional charges to our customers.

Increases in card association and debit network interchange fees could increase our operating costs or otherwise adversely affect our operations. If we do not pass along to our customers any future increases in credit or debit card interchange fees, assessments and transaction fees, our gross profits would be reduced.

We are obligated to pay interchange fees and other network fees set by the bankcard networks to the card issuing bank and the bankcard networks for each transaction we process through our network. From time to time, card associations and debit networks increase the organization and/or processing fees, known as interchange fees that they charge. Under our processing agreements with our customers, we are permitted to pass along these fee increases to our customers through corresponding increases in our processing fees. Passing along such increases could result in some of our customers canceling their contracts with us. Consequently, it is possible that competitive pressures will result in our Company absorbing some or all of the increases in the future, which would increase our operating costs, reduce our gross profit and adversely affect our business.

During the term of the Visa Agreement, the Company does not anticipate accepting any debit cards with interchange fees that are higher than the rates provided under the Visa Agreement. The Company will continue to accept Visa- branded debit and pre-paid cards in addition to all major credit cards, including Visa, MasterCard, Discover and American Express at its current processing rates. If the Visa Agreement is not extended, our financial results would be materially adversely affected unless we are able to pass these significant additional charges to our customers.

Risks Related to Our Common Stock

We do not expect to pay cash dividends in the foreseeable future and therefore investors should not anticipate cash dividends on their investment.

The holders of our common stock and series A convertible preferred stock are entitled to receive dividends when, and if, declared by our board of directors. Our board of directors does not intend to pay cash dividends in the foreseeable future, but instead intends to retain any and all earnings to finance the growth of the business. To date, we have not paid any cash dividends on our common stock or our series A convertible preferred stock and there can be no assurance that cash dividends will ever be paid on our common stock.

In addition, our articles of incorporation prohibit the declaration of any dividends on our common stock unless and until all unpaid and accumulated dividends on the series A convertible preferred stock have been declared and paid. Through September 15, 2013, the unpaid and cumulative dividends on the series A convertible preferred stock are $11,928,550. As of June 30, 2013, each share of series A convertible preferred stock was convertible into 0.1938 of a share of common stock at the option of the holder and is subject to further adjustment as provided in our Articles of Incorporation. The unpaid and cumulative dividends on the series A convertible preferred stock are convertible into shares of our common stock at the rate of $1,000 per share at the option of the holder. During the year ended June 30, 2013, none of our series A convertible preferred stock and no cumulative preferred dividends were converted into shares of common stock.

Our articles of incorporation also provide that the preferred stock has a liquidation preference over the common stock in the amount of $10 per share plus accrued and unpaid dividends. As of June 30, 2013, the liquidation preference was $16,026,004.

Upon certain fundamental transactions involving the Company, such as a merger or sale of substantially all of our assets, we may be required to distribute the liquidation preference then due to the holders of our series A preferred stock as well as cash payments to certain of our warrant holders which would reduce the amount of the distributions otherwise to be made to the holders of our common stock in connection with such transactions.

Our articles of incorporation provide that upon a merger or sale of substantially all of our assets or upon the disposition of more than 50% of our voting power, the holders of at least 60% of the preferred stock may elect to have such transaction treated as a liquidation and be entitled to receive their liquidation preference. Upon our liquidation, the holders of our preferred stock are entitled to receive a liquidation preference prior to any distribution to the holders of common stock which as of June 30, 2013 is equal to $16,026,004.

The terms of the warrants that were issued in March 2011 to acquire up to 3,900,000 shares of common stock at $2.6058 per share which expire in September 2016 provide that upon a Fundamental Transaction (as defined in the warrant) the holder shall have the right to have the warrant purchased by the Company for cash at its Black Scholes Value (as defined in the warrant). The term Fundamental Transaction includes a merger, sale of substantially all of our assets, or if any person shall acquire 50% or more of the voting power of our shares. The Black Scholes Value (as defined in the warrant) payable as of June 30, 2013 was approximately $3.0 million.

We may issue additional shares of our common stock, which could depress the market price of our common stock and dilute your ownership.

As of October 4, 2013, we had issued and outstanding warrants to purchase 6,279,612 shares of our common stock. The shares underlying 6,234,612 of these warrants have been registered and may be freely sold. Market sales of large amounts of our common stock, or the potential for those sales even if they do not actually occur, may have the effect of depressing the market price of our common stock. In addition, if our future financing needs require us to issue additional shares of common stock or securities convertible into common stock, the supply of common stock available for resale could be increased which could stimulate trading activity and cause the market price of our common stock to drop, even if our business is doing well. Furthermore, the issuance of any additional shares of our common stock including those pursuant to the exercise of warrants by the holders thereof, or securities convertible into our common stock could be substantially dilutive to holders of our common stock.

Our stock price may be volatile.

The trading price of our common stock is expected to be subject to significant fluctuations in response to various factors including, but not limited to, the following:

●	variations in operating results and achievement of key business metrics;
●	changes in earnings estimates by securities analysts, if any;
●	any differences between reported results and securities analysts’ published or unpublished expectations;
●	announcements of new contracts, service offerings or technological innovations by us or our competitors;
●	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors;
●	demand for our services and products;
●	shares of common stock being sold pursuant to Rule 144 or upon exercise of warrants;
●	regulatory matters;
●	concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights;
●	potential dilutive effects of future sales of shares of common stock by shareholders and by the Company;
●	the amount of average daily trading volume in our common stock;
●	our ability to obtain working capital financing; and
●	general economic or stock market conditions unrelated to our operating performance.

The securities market in recent years has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations, as well as general economic conditions, may also materially and adversely affect the market price of our common stock.

The substantial market overhang of our shares may tend to depress the market price of our shares.

As of October 4, 2013, the Company has registered for resale in the open market 1,970,612 of our shares underlying warrants exercisable at $1.13 per share at any time before December 31, 2013, and 4,264,000 of our shares underlying warrants exercisable at $2.6058 per share at any time before September 18, 2016. As of the date of this prospectus, the warrants exercisable at $1.13 per share that expire in December 2013 are in the money. Sales in the public market of a substantial number of the shares underlying these warrants, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital, should we wish to do so, through the sale of additional common stock. We are unable to estimate the number of shares that may be sold because this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors.

Director and officer liability is limited.

As permitted by Pennsylvania law, our by-laws limit the liability of our directors for monetary damages for breach of a director’s fiduciary duty except for liability in certain instances. As a result of our by-law provisions and Pennsylvania law, shareholders may have limited rights to recover against directors for breach of fiduciary duty. In addition, our by-laws and indemnification agreements entered into by the Company with each of the officers and directors provide that we shall indemnify our directors and officers to the fullest extent permitted by law.

Our publicly-filed reports are reviewed by the SEC from time to time and any significant changes required as a result of any such review may result in material liability to us, and have a material adverse impact on the trading price of our common stock.

The reports of publicly-traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements and to enhance the overall effectiveness of companies’ public filings, and comprehensive reviews of such reports are now required at least every three years under the Sarbanes-Oxley Act of 2002. SEC reviews may be initiated at any time. While we believe that our previously filed SEC reports comply, and we intend that all future reports will comply in all material respects with the published SEC rules and regulations, we could be required to modify or reformulate information contained in prior filings as a result of an SEC review. Any modification or reformulation of information contained in such reports could be significant and result in material liability to us and have a material adverse impact on the trading price of our common stock.

USE OF PROCEEDS

Assuming that all of the USATZ Warrants are exercised, we would receive $2,226,792 of proceeds from the exercise of all of the USATZ Warrants for 1,970,612 shares at the stated exercise price of $1.13 per share. As of the date of this prospectus, the USATZ Warrants are in the money. These warrants expire on December 31, 2013.

There can be no assurances that all of the USATZ Warrants will be exercised in full.

We intend to use the net proceeds received from the exercise of the USATZ Warrants for general corporate purposes, including working capital. Any of the proceeds we do not use immediately upon receipt, we will temporarily invest in short-term investment grade instruments, interest-bearing bank accounts, certificates of deposit, money market securities or U.S. government securities.

SELECTED FINANCIAL DATA

The following selected financial data for the five years ended June 30, 2013 are derived from the audited consolidated financial statements of USA Technologies, Inc.

	Year Ended June 30,
	2013	2012	2011	2010	2009
OPERATIONS DATA

Revenues	$35,940,244	$29,017,243	$22,868,789	$15,771,106	$12,020,123

Net Income (Loss)	$854,123	$(5,211,238)	$(6,457,067)	$(11,571,495)	$(13,731,818)

Cumulative preferred dividends	(664,452)	(664,452)	(665,577)	(735,139)	(772,997)
Net income (Loss) applicable to common shares	$189,671	$(5,875,690)	$(7,122,644)	$(12,306,634)	$(14,504,815)

Net earnings (Loss) per common share - basic	$0.01	$(0.18)	$(0.26)	$(0.55)	$(0.95)

Net earnings (Loss) per common share - diluted	$0.01	$(0.18)	$(0.26)	$(0.55)	$(0.95)

Cash dividends per common share	-	-	-	-	-

BALANCE SHEET DATA
Total assets	$36,576,196	$33,219,657	$36,004,005	$29,848,424	$25,980,378
Long-term debt	$369,906	$728,330	$253,061	$596,155	$820,059
Shareholders’ equity	$23,379,191	$21,655,022	$26,125,531	$22,812,172	$19,972,272

QUARTERLY FINANCIAL DATA

Unaudited quarterly results of operations for the years ended June 30, 2013 and 2012 follow and should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated herein by reference and the Company’s quarterly reports on Form 10-Q for the fiscal years 2013 and 2012.

	UNAUDITED
YEAR ENDED JUNE 30, 2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

Revenues	$8,390,277	$8,884,321	$8,980,804	$9,684,842	$35,940,244

Gross profit	$3,144,281	$3,600,181	$3,681,339	$3,670,812	$14,096,613

Net income(loss)	$39,140	$153,758	$(1,015,943)	$1,677,168	$854,123

Cumulative preferred dividends	$(332,226)	$-	$(332,226)	$-	$(664,452)

Net income (loss) applicable to common shares	$(293,086)	$153,758	$(1,348,169)	$1,677,168	$189,671

Net earnings (loss) per common share - basic	$(0.01)	$-	$(0.04)	$0.05	$0.01

Weighted average number of common shares outstanding	32,518,230	32,734,394	32,821,345	33,080,641	32,787,673

Net earnings (loss) per common share - diluted	$(0.01)	$-	$(0.04)	$0.05	$0.01

Diluted weighted average number of common shares outstanding	32,518,230	33,468,336	32,821,345	34,115,444	33,613,346

	UNAUDITED
YEAR ENDED JUNE 30, 2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

Revenues	$6,705,748	$6,881,598	$7,527,051	$7,902,846	$29,017,243

Gross profit	$2,049,036	$1,938,456	$2,795,220	$3,178,339	$9,961,051

Net loss	$(78,954)	$(1,821,061)	$(538,618)	$(2,772,605)	$(5,211,238)

Cumulative preferred dividends	$(332,226)	$-	$(332,226)	$-	$(664,452)

Loss applicable to common shares	$(411,180)	$(1,821,061)	$(870,844)	$(2,772,605)	$(5,875,690)

Net loss per common share (basic & diluted)	$(0.01)	$(0.06)	$(0.03)	$(0.09)	$(0.18)

Weighted average number of common shares outstanding (basic & diluted)	32,288,638	32,448,040	32,466,528	32,496,327	32,423,987

THE WARRANTS

In an offering to the public which closed on May 12, 2010, the Company issued an aggregate of 2,753,454 shares at the price of $0.90 per share and 2,753,454 related USATZ Warrants. The USATZ Warrants are listed for quotation on The NASDAQ Global Market under the symbol “USATZ”. Each USATZ Warrant entitles the holder to purchase one share of common stock at the exercise price of $1.13 per share through December 31, 2013. In connection with the offering, Source Capital Group, Inc. acted as the placement agent.

As of the date of this prospectus, an aggregate of 782,842 of the USATZ Warrants issued pursuant to the May 12, 2010 offering were exercised for 782,842 shares of common stock. The 1,970,612 shares underlying the remaining USATZ Warrants are covered by this prospectus.

MARKET FOR COMMON STOCK

Our common stock has traded on the NASDAQ Global Market under the symbol USAT since August 1, 2007. Prior thereto, and since March 17, 2007, our common stock traded on the NASDAQ Capital Market.

The high and low sales prices on the NASDAQ Global Market for the common stock were as follows:

Year ending June 30, 2013	High	Low
First Quarter (through September 30, 2012)	$1.75	$1.16
Second Quarter (through December 31, 2012)	1.97	1.22
Third Quarter (through March 31, 2013)	2.75	1.73
Fourth Quarter (through June 30, 2013)	2.65	1.60

Year ending June 30, 2012	High	Low
First Quarter (through September 30, 2011)	$2.47	$1.13
Second Quarter (through December 31, 2011)	$1.70	$0.94
Third Quarter (through March 31, 2012)	$1.33	$0.93
Fourth Quarter (through June 30, 2012)	$1.98	$1.12

As of October 4, 2013, there were 636 holders of record of our common stock and 335 holders of record of our series A convertible preferred stock.

DIVIDEND POLICY

The holders of our common stock are entitled to receive such dividends as our board of directors may from time to time declare out of funds legally available for payment of dividends. We have never declared or paid dividends on our common stock. No dividend may be paid on the common stock until all accumulated and unpaid dividends on series A convertible preferred stock have been paid. As of the date of this prospectus, such accumulated unpaid dividends amounted to $11,928,550.

We currently intend to retain future earnings, if any, for use in our business, and, therefore, we do not anticipate declaring or paying any dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

PLAN OF DISTRIBUTION

This prospectus relates to the issuance of up to 1,970,612 shares of our common stock upon the exercise of USATZ Warrants at the price of $1.13 per share. USATZ Warrant holders who wish to exercise such USATZ Warrants must complete the exercise form on the back of the USATZ Warrant certificate and return it with payment for the shares, based on the appropriate exercise price for such USATZ Warrant, to American Stock Transfer and Trust Company, the warrant agent, by overnight delivery, first class mail or courier service to:

By Mail:	By Hand or Overnight Courier:

American Stock Transfer & Trust Company Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Other than as described in this prospectus, we do not know of any existing agreements between any shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the underlying common stock.

DESCRIPTION OF SECURITIES

General

We are authorized to issue up to 640,000,000 shares of common stock, no par value, and 1,800,000 shares of undesignated preferred stock. As of the date hereof, 900,000 preferred shares have been designated as series A convertible preferred stock, no par value. As of October 4, 2013, there were 33,555,973 shares of common stock issued and outstanding. As of June 30, 2013, there were 445,063 shares of series A convertible preferred stock issued and outstanding, which were convertible into 86,253 shares of common stock. From the inception of the Company through October 4, 2013, a total of 593,258 shares of preferred stock have been converted into 2,202 shares of common stock and $2,472,920 of accrued and unpaid dividends thereon have been converted into 1,252 shares of common stock.

Common Stock

The holder of each share of common stock:

●	is entitled to one vote on all matters submitted to a vote of the shareholders of USA, including the election of directors. There is no cumulative voting for directors;

●	does not have any preemptive rights to subscribe for or purchase shares, obligations, warrants, or other securities of USA; and

●	is entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for payment of dividends.

No dividend may be paid on the common stock until all accumulated and unpaid dividends on the series A convertible preferred stock have been paid. Upon any liquidation, dissolution or winding up of USA, holders of shares of common stock are entitled to receive pro rata all of the assets of USA available for distribution, subject to the liquidation preference of the series A convertible preferred stock. Our articles of incorporation provide that the preferred stock has a liquidation preference over the common stock in the amount of $10 per share plus accrued and unpaid dividends. As of June 30, 2013, the liquidation preference was $16,026,004.

LIMITATION OF LIABILITY; INDEMNIFICATION

As permitted by the Pennsylvania Business Corporation Law of 1988 (“BCL”), our By-laws provide that Directors will not be personally liable, as such, for monetary damages for any action taken unless the Director has breached or failed to perform the duties of a Director under the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This limitation of personal liability does not apply to any responsibility or liability pursuant to any criminal statute, or any liability for the payment of taxes pursuant to Federal, State or local law. The By-laws also include provisions for indemnification of our Directors and officers to the fullest extent permitted by the BCL. In addition, the Company has entered into separate indemnification agreements with its Directors and executive officers which require the Company to indemnify each of such executive officers and directors to the fullest extent permitted by the law of the Commonwealth of Pennsylvania against certain liabilities which may arise by reason of their status as directors and officers. The indemnification agreements also provide that the Company must advance all expenses incurred by the indemnified person in connection with any proceeding, provided the indemnified person undertakes to repay the advanced amounts if it is determined ultimately that the indemnified person is not entitled to be indemnified. Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers and controlling persons of USA pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for our stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

LEGAL MATTERS

The validity of the common stock has been passed upon for us by Lurio & Associates, P.C., Philadelphia, Pennsylvania 19103. Douglas M. Lurio, Esquire, is the President of Lurio & Associates, P.C. and is our Secretary, and is the beneficial owner of 164,070 shares of common stock.

EXPERTS

The consolidated financial statements and schedules of USA Technologies, Inc. at June 30, 2013 and June 30, 2012 and for each of the three years in the period ended June 30, 2013 appearing in the Company’s annual report on Form 10-K for 2013 have been incorporated by reference herein in reliance upon the report of McGladrey LLP, independent registered public accounting firm and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Anyone may inspect a copy of the registration statement or any other reports we file, without charge at the public reference facility maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington DC 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission.

You can find additional information concerning us on our website http://www.usatech.com. Information contained on, or linked from, our website is not and should not be considered a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus. This filing incorporates by reference the following documents, which we have previously filed with the SEC:

●	our Annual Report on Form 10-K for the fiscal year ended June 30, 2013, filed on September 30, 2013.

Any statement contained in a document that is incorporated by reference in this prospectus will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be made to us at the following address or telephone number:

USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, PA 19355
(610) 989-0340
Attention: David M. DeMedio, Chief Financial Officer
ddemedio@usatech.com

You may also access these documents through our website at http://www.usatech.com. The information and other content contained on, or linked from, our website are not and should not be considered a part of this prospectus.

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock, other than underwriting discounts and commissions.

Securities and Exchange Commission Registration Fee	$231.40
Printing and Engraving Expenses	4,500.00
Accounting Fees and Expenses	15,500.00
Legal Fees and Expenses	23,500.00
Total	$43,731.40

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Section 1746 of the Pennsylvania Business Corporation Law of 1988, as amended (“BCL”), authorizes a Pennsylvania corporation to indemnify its officers, directors, employees and agents under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their holding or having held such positions with the corporation and to purchase and maintain insurance of such indemnification. Our By-laws substantively provide that we will indemnify our officers, directors, employees and agents to the fullest extent provided by Section 1746 of the BCL.

Section 1713 of the BCL permits a Pennsylvania corporation, by so providing in its By-laws, to eliminate the personal liability of a director for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office and the breach or failure constitutes self-dealing, willful misconduct or recklessness. In addition, no such limitation of liability is available with respect to the responsibility or liability of a director pursuant to any criminal statute or for the payment of taxes pursuant to Federal, state or local law. Our By-laws eliminate the personal liability of the directors to the fullest extent permitted by Section 1713 of the BCL.

In addition, the Company has entered into separate indemnification agreements with its Directors and officers which require the Company to indemnify each of such officers and directors to the fullest extent permitted by the law of the Commonwealth of Pennsylvania against certain liabilities which may arise by reason of their status as directors and officers. The indemnification agreements also provide that the Company must advance all expenses incurred by the indemnified person in connection with any proceeding, provided the indemnified person undertakes to repay the advanced amounts if it is determined ultimately that the indemnified person is not entitled to be indemnified.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

During the three years immediately preceding the date of the filing of this registration statement, the following securities were issued by USA without registration under the Securities Act of 1933, as amended (“Act”):

On March 14, 2011, the Company entered into a Securities Purchase Agreement with seven institutional investors (the “Buyers”). Pursuant thereto, the Company sold to the Buyers 5,200,000 shares of the Company’s common stock at a price of $2.064 per share for an aggregate purchase price of $10,732,800. The Company also issued warrants to the Buyers to purchase up to 3,900,000 shares of common stock at an exercise price of $2.6058 per share. The warrants are exercisable at any time within five years following the six-month and one day anniversary of the issuance of the warrants. The Buyers are accredited investors and the offer and sale of the shares and the warrants was exempt from registration under Rule 506 promulgated under Section 4(2) of the Act. The Company has agreed to register the shares and the shares underlying the warrants for resale under the Act until the earlier of (i) the date as of which the Buyers may sell all of the securities covered by such registration statement without restriction pursuant to Rule 144 promulgated under the Act, or (ii) the date on which the Buyers shall have sold all of the securities covered by such registration statement.

In connection with the above private placement offering, Chardan Capital Markets, LLC, acted as exclusive placement agent. As compensation for its services, Chardan received cash compensation of $751,296 and warrants to purchase up to 364,000 shares at $2.6058 per share at any time within five years following the six-month and one day anniversary of the issuance of the warrants. We have agreed to register the shares underlying the warrants for resale under the Act on the same terms afforded to the Buyers. The offer and sale of the warrants was exempt from registration under Section 4(2) of the Act. The investor is an accredited investor. The offer and sale thereof did not involve any general advertising or solicitation and the securities contained appropriate restrictive legends under the Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBITS

Exhibit Number	Description

3.1	Amended and Restated Articles of Incorporation of the Company filed January 26, 2004 (Incorporated by reference to Exhibit 3.1.20 to Form 10-QSB filed on February 12, 2004).

3.1.1	First Amendment to Amended and Restated Articles of Incorporation of the Company filed on March 17, 2005 (Incorporated by reference to Exhibit 3.1.1 to Form S-1 Registration Statement No. 333-124078).

3.1.2
Second Amendment to Amended and Restated Articles of Incorporation of the Company filed on December 13, 2005 (Incorporated by reference to Exhibit 3.1.2 to Form S-1 Registration Statement No. 333-130992).

3.1.3	Third Amendment to Amended and Restated Articles of Incorporation of the Company filed on February 7, 2006 (Incorporated by reference to Exhibit 3.13 to Form 10-K filed on September 30, 2013)..

3.1.4	Fourth Amendment to Amended and Restated Articles of Incorporation of the Company filed on July 25, 2007. (Incorporated by reference to Exhibit 3.1.3 to Form 10-K filed September 23, 2008).

3.1.5	Fifth Amendment to Amended and Restated Articles of Incorporation of the Company filed on March 6, 2008. (Incorporated by reference to Exhibit 3.1.4 to Form 10-K filed September 23, 2008).

3.2	Amended and Restated By-Laws of the Company dated as of February 4, 2010 (Incorporated by reference to Exhibit 3(ii) to Form10-Q/A filed on February 22, 2010).

4.1	Specimen Certificate for Shares of Common Stock (Incorporated by reference to Exhibit 4.1 to Form S-1 Registration Statement No. 333-165515).

4.2	Form of Placement Agent Warrant (Incorporated by reference to Exhibit 4.2 to Form S-1 Registration Statement No. 333-165515).

4.3	Form of USATZ Warrant (Incorporated by reference to Exhibit 4.3 to Form S-1 Registration Statement No. 333-165515).

4.4	Form of Subscription Agreement to Purchase Common Stock and USATZ Warrants (Incorporated by reference to Exhibit 4.4 to Form S-1 Registration Statement No. 333-165515).

4.5
Form of Warrant Agreement between the Company and American Stock Transfer & Trust Company, LLC, as warrant agent for the USATZ Warrants (Incorporated by reference to Exhibit 4.5 of Form S-1 Registration Statement No. 333-165515)

5.1	Legal opinion of Lurio & Associates, P.C. (Incorporated by reference to Exhibit 5.1 of Form S-1 Registration Statement No. 333-165516)

10.1
Agreement of Lease between Deerfield Corporate Center 1 Associates LP, as landlord, and the Company, as tenant, dated March 2003 (Incorporated by reference to Exhibit 10.22 to Form 10-KSB filed on September 28, 2004).

10.2
Amendment to Office Space Lease dated as of April 1, 2005 by and between the Company and Deerfield Corporate Center Associates, LP. (Incorporated by reference to Exhibit 10.19.1 to Form S-1 Registration Statement No. 333-124078).

10.3	Employment and Non-Competition Agreement between the Company and David M. DeMedio dated April 12, 2005 (Incorporated by reference to Exhibit 10.22 to Form S-1 Registration Statement No. 333-124078).

10.4	First Amendment to Employment and Non-Competition Agreement between the Company and David M. DeMedio dated May 11, 2006 (Incorporated by reference to Exhibit 10.3 to Form 10-Q filed on May 15, 2006).

10.5	USA Technologies, Inc. 2012 Stock Incentive Plan (Incorporated by reference to Exhibit 10.16 to Form 10-K filed on September 25, 2012).

10.6	USA Technologies, Inc. 2013 Stock Incentive Plan (Incorporated by reference to Exhibit 10.6 to Form 10-K filed on September 30, 2013).

10.7
Second Amendment to Employment and Non-Competition Agreement dated March 13, 2007, between the Company and David M. DeMedio (Incorporated by reference to Exhibit 10.34 to Form S-1 filed April 12, 2007).

10.8	Form of Indemnification Agreement between the Company and each of its officers and Directors (Incorporated by reference to Exhibit 10.1 to Form 10-Q filed May 14, 2007).

10.9
First Amendment to MasterCard PayPass Participation Agreement dated August 17, 2007 between the Company, MasterCard International Incorporated and Coca Cola Enterprises Inc. And Its Bottling Subsidiaries. (Incorporated by reference to Exhibit 10.26 to Form 10-K filed September 27, 2007).

10.10
Third Amendment to Employment and Non-Competition Agreement between the Company and David M. DeMedio dated September 22, 2008. (Incorporated by reference to Exhibit 10.29 to Form 10-K filed September 24, 2008).

10.11	Separation Agreement and Release between the Company and George R. Jensen, Jr., dated October 14, 2011 (Incorporated by reference to Exhibit 10.1 to Form 8-K filed October 17, 2011).

10.12
Promotional Agreement between the Company and Visa U.S.A. Inc., dated October 12, 2011 (Portions of this exhibit were redacted pursuant to a confidential treatment request) (Incorporated by reference to Exhibit 10.1 to Post-Effective Amendment No.4 to Form S-1 Registration Statement No. 333-165516).

10.13
First Amendment to Visa Promotional Agreement between the Company and Visa U.S.A. Inc. dated as of October 9, 2012 (Portions of this exhibit were redacted pursuant to a confidential treatment request) (Incorporated by reference to Exhibit 10.32 to Post-Effective Amendment No.6 to Form S-1 Registration Statement No. 333-165516).

10.14	Letter from the Company to David M. DeMedio dated September 24, 2009. (Incorporated by reference to Exhibit 10.32 to Form 10-K filed September 25, 2009).

10.15
Third Settlement Agreement dated March 2, 2012 by and among USA Technologies, Inc., Shareholder Advocates For Value Enhancement, Bradley M. Tirpak, Craig W. Thomas and certain other parties (Incorporated by reference to Exhibit 99.1 to Form 8-K filed on March 5, 2012).

10.16
Settlement and Release Agreement dated as of August 16, 2012 by and among USA Technologies, Inc., Shareholder Advocates For Value Enhancement, Bradley M. Tirpak, Craig W. Thomas and certain other parties (Incorporated by reference to Exhibit 99.1 to Form 8-K filed on August 21, 2012).

10.17
Amended and Restated Employment and Non-Competition Agreement between the Company and Stephen P. Herbert dated November 30, 2011. (Incorporated by reference to Exhibit 10.1 to Form 8-K filed December 5, 2011).

10.18
Fifth Amendment to Employment and Non-Competition Agreement dated as of July 1, 2011 between the Company and David M. DeMedio. (Incorporated by reference to Exhibit 10.31 to Form 10-K filed September 27, 2011).

10.19
Sixth Amendment to Employment and Non-Competition Agreement dated September 27, 2011 between the Company and David M. DeMedio. (Incorporated by reference to Exhibit 10.32 to Form 10-K filed September 27, 2011).

10.20	Employment and Non-Competition Agreement dated July 2, 2008 between the Company and Cary Sagady (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 30, 2013).

10.21	Employment and Non-Competition Agreement dated June 7, 2010 between the Company and Michael Lawlor (Incorporated by reference to Exhibit 10.22 to Form 10-K filed on September 30, 2013).

10.22
First Amendment to Employment and Non-competition Agreement dated April 27, 2012 between the Company and Michael Lawlor (Incorporated by reference to Exhibit 10.23 to Form 10-K filed on September 30, 2013).

10.23
Second Amendment to Office Space Lease dated as of November 17, 2010 by and between the Company and Liberty Malvern, LP. (Incorporated by reference to Exhibit 10.2 to Form 10-Q filed on January 20, 2011).

10.24
Loan and Security Agreement between the Company and Avidbank Corporate Finance, a division of Avidbank, dated as of June 21, 2012 (Incorporated by reference to Exhibit 10.40 to Form 10-K filed on September 25, 2012).

10.25
First Amendment to Loan and Security Agreement dated as of January 1, 2013 between the Company and Avidbank Corporate Finance, a division of Avidbank (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on April 18, 2013).

10.26
Second Amendment to Loan and Security Agreement dated as of April 2, 2013 between the Company and Avidbank Corporate Finance, a division of Avidbank (Incorporated by reference to Exhibit 10.2 to Form 8-K filed on April 18, 2013).

10.27
Third Amendment to Loan and Security Agreement dated as of April 11, 2013 between the Company and Avidbank Corporate Finance, a division of Avidbank (Incorporated by reference to Exhibit 10.3 to Form 8-K filed on April 18, 2013).

10.28
Fourth Amendment to Loan and Security Agreement dated as of April 29, 2013 between the Company and Avidbank Corporate Finance, a division of Avidbank (Incorporated by reference to Exhibit 10.1 to Form 10-Q filed on May 14, 2013)

10.29
Fifth Amendment to Loan and Security Agreement dated as of September 26, 2013 between the Company and Avidbank Corporate Finance, a division of Avidbank (Incorporated by reference to Exhibit 10.30 to Form 10-K filed on September 30, 2013).

10.30
Intellectual Property Security Agreement between the Company and Avidbank Corporate Finance, a division of Avidbank, dated as of June 21, 2012 (Incorporated by reference to Exhibit 10.41 to Form 10-K filed on September 25, 2012).

21	List of significant subsidiaries of the Company (Incorporated by reference to Exhibit 21 to Form S-1 filed on March 16, 2010).

23.1**	Consent of McGladrey LLP, Independent Registered Public Accounting Firm.

**	Filed herewith

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining liability of the undersigned registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Post-Effective Amendment No.8 to Form S-1 and has duly caused this Post-Effective Amendment No.8 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Malvern, Pennsylvania, on October 7, 2013.

USA TECHNOLOGIES, INC.

By:	/s/ Stephen P. Herbert
Stephen P. Herbert, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No.8 to Registration Statement on Form S-1 has been duly signed below by the following persons in the capacities and dates indicated.

SIGNATURES	TITLE	DATE

/s/ Stephen P. Herbert	Chairman of the Board of Directors	October 7, 2013
Stephen P. Herbert	and Chief Executive Officer (Principal Executive Officer)

/s/ David M. DeMedio	Chief Financial Officer (Principal Accounting Officer)	October 7, 2013
David M. DeMedio

/s/ Deborah G. Arnold	Director	October 7, 2013
Deborah G. Arnold

/s/ Steven D. Barnhart	Director	October 7, 2013
Steven D. Barnhart

/s/ Joel Brooks	Director	October 7, 2013
Joel Brooks

/s/ Albin F. Moschner	Director	October 7, 2013
Albin F. Moschner

	Director	October __, 2013
Frank A. Petito, III

	Director	October __, 2013
Jack Price

/s/ William J. Reilly, Jr.	Director	October 7, 2013
William J. Reilly, Jr.

	Director	October __, 2013
William J. Schoch